Gemini Tea Corp.
13836 Parkland Blvd SE
Calgary, AB
T2J 3X4   Canada
Tel:           (403) 256-2066
www.geminiteas.com

May 14, 2010

Mr. Ronald E. Alper
U.S. Securities & Exchange Commission
Mail Stop 3561
Washington, DC
20549

Re:	Gemini Tea Corp.
Registration Statement on Form S-1
Filed April 12, 2010
File no. 333-165995

Dear Sir:

Thank you for your letter dated May 7, 2010.

As noted below, we have undertaken to make the requested revisions and provide requested information. We have submitted one marked copy of the Registration Statement hi-liting changes and one unmarked copy.

General

1.
I have a business relationship with Mr. Finkelstein. His services have been retained to assist with filing the S-1 Registration Statement and other documents related to registration as required from time to time. Mr. Finkelstein has no other involvement with the company and is not a promoter or a control person, as defined. Where Mr. Finkelstein is unable or not qualified to assist, I expect to use the services of Mr. David Loev, Attorney.

2.
We do not believe that Rule 419 of Regulation C is applicable. We do have both a specific business plan and purpose. Our plan is outlined in more specific detail in response to comments numbered 15, 17 and 20. Our purpose remains that of operating a retail/wholesale tea business. Please review our added disclosure.

3.	The requested changes have been made as follows:

a.	Page 6, Our Business.
b.	Page 8, Risk Factor, “Because we are a development stage company, we have no revenues to sustain our operations” – second sentence.

c.	Page 16, Description of Business. “Our Business” and “Our Supplier” both amended.

Registration Statement Facing Page

4.	The box for Rule 415 has been marked.

Outside Front Cover Page of the Prospectus

5.	The requested statement has been added.

6.	The requested statement has been added.

7.	The word “not” has been struck from the statement in the fourth paragraph on page 13 under “Plan of Distribution”.

8.	The following statement has been added to the first paragraph on page 13 under “Plan of Distribution”: We will retain all funds received from the offering.

Number of shares outstanding after the offering, page 7

9.	As requested, the conditional language has been deleted.

Risk Factors, page 8

10.	A risk factor has been added, titled “Our officer/director does not have any experience operating a business in the tea industry”.

“We may not be able to further implement …”, page 8

11.	The reference to $150,000 has been deleted in the first risk factor and in the last risk factor stated on this page.

“We arbitrarily determined the offering price…”, page 10

12.	Reference to significant operating history and minimal revenue has been deleted.

Use of Proceeds, page 11

13.	The table has been revised as requested.

“Investors should not look to dividends as a source of income”, page 10

14.	The discussion of penny stock rules is now listed as a separate risk factor.

Description of Business, page 16

15.	The following subparagraphs of this section have been revised: Our Background, Our Business, Our Suppliers and Our Website.

16.	Effect service of process/enforce judgment: Two new risk factors have been added to address these issues. The information provided is not based on opinion of counsel.

17.	The following amendments have been made:

a.	Page 9, Risk Factors, “Our Officer/Director is Engaged in Other Activities …” - the last two sentences of this paragraph.

b.	Page 17, “Our Business”.
c.	Page 21, “Plan of Operations”.

Employee’s, page 17

18.	This paragraph has been amended to state the total number of employees.

Liquidity and Capital Resources, page18

19.	A statement indicating the amount of funds that Ms. Canning is willing to commit has been added to the third paragraph.

Our Plan of Operation for the Next Twelve Months, page 18

20.	Disclosure in this section has been revised and clarified.

Executive Compensation, page 21

21.	The summary tables have been amended to comply with Item 402 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page 24

22.	Revised Audit Report, included in S-1/A.

23.	Revised Consent Letter, attached.

Exhibits, page 34

24.	Opinion of Counsel to be filed by amendment.

Undertakings, page 35

25.	Numbered paragraph 4 has been amended to conform to current requirements of Item 512 of Regulation S-K.

Please contact me if you require any additional information.

Thank you.

Sincerely,

Gemini Tea Corp.

/s/  Wanda Canning
Wanda Canning